SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(b), (c) AND (d)

CHINA NEW MEDIA CORP.
(Name of Issuer)

  COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)

38108R101
(CUSIP Number)

December 8, 2009
(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 6 Pages)

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON China Reinv Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,497,933
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 5,497,933
	8.	SHARED DISPOSITIVE POWER None.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,497,933
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.99% (1)
12.	TYPE OF REPORTING PERSON: OO

(1) The ownership percentage of the Reporting Person is based on 27,500,000 shares of Common Stock issued and outstanding as of December 8, 2009, as stated in the Company’s Form 8-K filed with the Securities and Exchange Commission on December 9, 2009.

Item 1(a).	Name of Issuer.
China New Media Corp. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices.
Dalian Vastitude Media Group, 8th Floor, Golden Name Commercial Tower, 68 Renmin Road, Zhongshan District, Dalian, P.R. China
Item 2(a).	Names of Person Filing.
China Reinv Partners, L.P. (“China Reinv”)
Item 2(b).	Address of Principal Business Office, or if none, Residence.

China Reinv Partners, L.P.
Akara Bldg.
24 De Castro Street
Wickhams Cay I
Road Town Tortola, B.V.I.

(as such address for China Reinv is set forth in the Form 8-K/A filed by the Company on December 14, 2009)

Item 2(c).	Citizenship.
British Virgin Islands
Item 2(d).	Title of Class of Securities.
Common Stock, par value $0.0001 per share (the “Common Stock”)
Item 2(e).	CUSIP Number.
38108R101
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

As of the date hereof, China Reinv owns (a) 5,497,933 shares of Common Stock and (b) a Common Stock Purchase Warrant which is exercisable into 3,298,760 shares of Common Stock (the “Warrant”).  The aggregate number of shares of Common Stock into which the Warrant is exercisable, and which China Reinv has the right to acquire beneficial ownership, is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by China Reinv does not exceed 4.99% of the total issued and outstanding shares of Common Stock of the Issuer.  Accordingly, China Reinv does not beneficially own any shares of Common Stock underlying the Warrant.

Hawkland is the general partner of China Reinv. By virtue of such relation, Hawkland may be deemed to have dispositive power over the shares owned by China Reinv. Hawkland disclaims such beneficial ownership of such shares of Common Stock.  Messrs. Stephen John Kelly and Damian Jones Calderbank have delegated authority from the members of Hawkland with respect to the shares of Common Stock owned by China Reinv. Messrs. Kelly and Calderbank may be deemed to share dispositive power over the shares of Common Stock held by China Reinv and each disclaim such beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority.

Accordingly, for the purpose of this Statement:

(a)	Amount beneficially owned by China Reinv: 5,497,933 shares of Common Stock of the Issuer.
(b)
Percent of Class: China Reinv beneficially owns 19.99% of the Issuer’s issued and outstanding Common Stock (based 27,500,000 shares of Common Stock issued and outstanding as of December 8, 2009, as stated in the Company’s Form 8-K filed with the Securities and Exchange Commission on December 9, 2009).

(c)	Number of shares as to which China Reinv has:
(i)	Sole power to direct the vote: 5,497,933 shares of Common Stock of the Issuer.
(ii)	Shared power to vote or to direct the vote: None.
(iii)	Sole power to dispose or direct the disposition of the Common Stock: 5,497,933 shares of Common Stock of the Issuer.
(iv)	Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2009

CHINA REINV PARTNERS, L.P.

By:	/s/ Colette Brasey / Annick Lederman
	Name:	Colette Brasey / Annick Lederman
	Title:	Authorized Signatories